

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2022

Jeffrey Miller
Chief Financial Officer
The Container Store Group, Inc.
500 Freeport Parkway
Coppell, TX 75019

> **Re: The Container Store Group, Inc.**
> **Form 10-K for Fiscal Year Ended April 3, 2021**
> **File No. 001-36161**

Dear Mr. Miller:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Trade & Services